6

                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
                       (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                          13d-2(a)

                      (Amendment No. 9)

                 Park Electrochemical Corp.
                       (Name of Issuer

           Common Stock, $.10 par value per share
               (Title of Class of Securities)

                         700416 20 9
                       (CUSIP Number)

             Mr. Jerry Shore, Shore Sculptures,
  19 Valley Road, Port Washington, NY 11050 (516) 883-4420
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                        July 14, 2004
   (Date of Event Which Requires Filing of This Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.






CUSIP No. 700416 20 9                  Page 2 of 6 Pages

1)   Names of Reporting Persons
     I.R.S.  Identification Nos. of Above Persons  (Entities
     Only)
     Jerry Shore
2)   Check the Appropriate Box if a Member of a Group
     (a) [  ]
     (b) [  ]
3)   SEC Use Only
4)   Source of Funds:     None
5)   Check  Box  if  Disclosure  of  Legal  Proceedings   is
     Required Pursuant to Items 2(d) or 2(e)        [  ]
6)   Citizenship or Place of Organization:          U.S.A.
Number of       7)  Sole Voting Power       1,505,599
Shares Bene-    8)  Shared Voting Power             0
ficially        9)  Sole Dispositive Power  1,505,599
Owned by       10)  Shared Dispositive Power        0
Each Reporting
Person With
11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person                  1,505,599
12)  Check Box if the Aggregate Amount in Row (11) Excluded
     Certain Shares                            [  ]
13)  Percent  of  Class Represented by Amount  in  Row  (11)
     7.6%
14)  Type of Reporting Person    IN


















                       AMENDMENT NO. 9

                             TO

                        SCHEDULE 13D

      This  Amendment  No.  9  to Schedule  13D  amends  the
Schedule 13D initially filed by the undersigned (the "Initial Schedule 13D"), as heretofore amended by Amendments Nos. 1, 2, 3, 4, 5, 6, 7 and 8 thereto, as previously filed by the undersigned, with respect to the Common Stock, $.10 par value (the "Common Stock"), of PARK ELECTROCHEMICAL CORP., a New York corporation ("the Issuer"). The Initial
Schedule 13D, as heretofore amended, shall hereinafter be referred to as the "Schedule 13D".

Item 2.   Identity and Bachground.

     Item 2(b) of the Schedule 13D is hereby amended to read as follows:

     "(b)  Mr. Shore's business address is Shore Sculptures,
     19 Valley Road, Port Washington, New York 11050."

     Item 2(c) of the Schedule 13D is hereby amended to read as follows:

     "(c)  Mr. Shore's principal occupation is sculptor."

Item 4.  Purpose of transaction.

Mr. Shore, who had been a member of the Board of Directors of the Issuer since the founding of the Issuer in 1954, retired as a Director and did not stand for re-election at the Annual Meeting of Shareholders of the Issuer held on July 14, 2004, and as a result, Mr. Shore ceased being a Director of the Issuer on July 14, 2004.

Mr. Shore does not currently have any plans or proposals which relate to or result in any of the matters referred to in clauses (a) through (j) of this Item 4, although Mr. Shore may from time to time acquire or dispose of securities of the Issuer.


Item 5.   Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended to read as follows:

     "(a) The aggregate number of shares of Common Stock beneficially owned by Mr. Shore is 1,505,599, which represents approximately 7.6% of the outstanding shares of Common Stock as of July 31, 2004. This excludes 168,615 shares of Common Stock owned by a member of Mr. Shore's family, of which Mr. Shore disclaims beneficial ownership, and 45,129 shares of Common Stock owned by a foundation, of which Mr. Shore disclaims beneficial ownership."

     (d) The following changes have occurred in Mr. Shore's beneficial ownership of shares of Common Stock since the filing of Amendment No. 8 to the Schedule 13D:

        (i)  On  May  14, 1996, Mr. Shore surrendered  9,827
     shares of Common Stock to the Issuer with a then current market value of $24.625 per share in payment of the exercise price of $6.05 per share for the exercise of an employee stock option for 40,000 shares of Common Stock.

        (ii) On the following dates, Mr. Shore disposed of the following numbers of shares by way of gift:

          December 23, 1996        10,753 shares
          April 30, 1997           25,000 shares
          February 2, 2000         29,223 shares
          October 17, 2000         13,915 shares
          April 20, 2002           22,500 shares

        (iii)  On  December 27, 1996, Mr. Shore sold  40,000
     shares of Common Stock in an open market transaction on the New York Stock Exchange at a price of $21.25 per share.

        (iv) On November 8, 2000, as a result of a 3-for-2 stock split in the form of a 50% stock dividend by the Issuer on November 8, 2000, the number of shares of Common Stock owned by Mr. Shore increased by 492,904.

        (v)  On  May  2, 2003, Mr. Shore surrendered  15,012
     shares of Common Stock to the Issuer with a then current market value of $19.65 per share in payment of the exercise price of $4.92 per share for the exercise of an employee stock option for 60,000 shares of Common Stock.

        (vi) On May 10, 2004, Mr. Shore surrendered 11,687 shares of Common Stock to the Issuer with a ten current market value of $22.46 per share in payment of the exercise price of $8.75 per share for the exercise of an employee stock option for 30,000 shares of Common Stock.


































                          SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              /s/Jerry Shore
                                 Jerry Shore



Dated:  August 12, 2004










[schedule 13d]sec